Exhibit 99

PRESS RELEASE

MAGNA POSTS 2018 ANNUAL REPORT

AURORA, Ontario, March 29, 2019 — Magna International Inc. (TSX: MG; NYSE: MGA) today announced that its 2018 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, Annual Information Form (AIF) and Form 40-F, are now available on the company’s website, www.magna.com.  Magna has also filed these documents with the Canadian Securities Administrators (accessible through its website at www.sedar.com) and the U.S. Securities and Exchange Commission (accessible through its website at www.sec.gov/edgar).

Magna will provide a hard copy of its audited financial statements as contained in our 2018 Annual Report to Shareholders, free of charge, on request through our website or in writing to Magna International Inc., Attn:  Corporate Secretary, 337 Magna Drive, Aurora, ON, Canada L4G 7K1.

OUR BUSINESS (1)

We are a mobility technology company that is helping pave the way to the future with innovative products and processes. We have more than 174,000 entrepreneurial-minded employees and 348 manufacturing operations and 91 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method.

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